

March 19, 2013

Via E-mail
Mr. Thomas A. Williams
Executive Vice President and Chief Financial Officer
Harbinger Group Inc.
450 Park Avenue
27th floor
New York, NY 10022

  Re: Harbinger Group Inc.
     Form 10-K for the fiscal year ended September 30, 2012
     Filed November 27, 2012
     File No. 001-04219

Dear Mr. Williams:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year Ended September 30, 2012

Item 1. Business, page 8

The EXCO/HGI Partnership, page 9

1. We see that under the terms of the EXCO/HGI Purchase Agreement, and subject to the terms, conditions and purchase price adjustments set forth therein, the EXCO/HGI Partnership will acquire oil and gas assets from EXCO Parent for approximately $725 million of total consideration, subject to customary closing adjustments to reflect an effective date of July 1, 2012. Please tell us why the effective date is July 1, 2012 since

the acquisition did not close until February 2013. Please also clarify when the acquisition will be included in your consolidated results.

Harbinger F&G, LLC Financial Statements, page S-56

Independent Auditors' Report, page S-57

2.   Please amend your filing to provide a signed audit opinion for Harbinger F&G, LLC. Please note that in the amended Form 10-K you must include the entire Item of Form 10-K that is impacted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3676 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief